United States securities and exchange commission logo





                             May 26, 2021

       Timothy F. Murphy
       Senior Vice President and Chief Financial Officer
       Gibraltar Industries, Inc.
       3556 Lake Shore Road
       Buffalo, New York 14219

                                                        Re: Gibraltar
Industries, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            File No. 000-22462

       Dear Mr. Murphy:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.



       Form 10-K for the Fiscal Year Ended December 31, 2020

       Notes to the Financial Statements
       (6) Acquisitions, page 52

   1. We note your company purchased all the outstanding stocks of TerraSmart LLC for the consideration of $228.2
million on December 31, 2020. Please provide us with an
                                                        analysis that you are
not required to file Rule 3-05 financial statements and pro forma financial information
under Article 11 of Regulation S-X.
   2. During 2020, your company purchased substantially all of the assets of Architectural
                                                        Mailboxes LLC, Delta
Separations, LLC, and Thermo Energy Systems, Inc in three
                                                        separate transactions.
We also note the aggregate purchase price was $81.2 million, resulting in $58.3
million in goodwill under purchase accounting. Please explain to us why these acquisitions
are subject to accounting under ASC 805. Please provide us with
 Timothy F. Murphy
Gibraltar Industries, Inc.
May 26, 2021
Page 2
         analyses based on the criteria described in ASC 805-10-55-3A through 55-6 and 805-10-
         55-8 through 55-9.
3. As for your company's acquisition of substantially all of the assets of Thermo Energy
         Systems, Inc., please explain why the acquisition resulted in $18.7 million of goodwill when the purchase price was $7.3 million.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or John Cash, Accounting Branch
Chief at 202-551-3768 with any questions.



FirstName LastNameTimothy F. Murphy                           Sincerely,
Comapany NameGibraltar Industries, Inc.
                                                              Division of
Corporation Finance
May 26, 2021 Page 2                                           Office of
Manufacturing
FirstName LastName